Filed by ProLogis Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
PROLOGIS SETS DATE OF SPECIAL MEETING OF SHAREHOLDERS
TO VOTE ON MERGER WITH AMB
DENVER, April 28, 2011 — ProLogis (NYSE: PLD), the leading global provider of distribution facilities, has scheduled a special meeting of shareholders to consider and vote upon the proposed merger between ProLogis and AMB Property Corporation. ProLogis common shareholders of record at the close of business on April 21, 2011 will be entitled to notice of, and to vote at, the special meeting, which is scheduled to be held on Wednesday, June 1, 2011 at 9:00 a.m. Mountain Time at ProLogis’ world headquarters located at 4545 Airport Way, Denver, Colorado. Subject to receipt of shareholder approval and satisfaction or waiver of the other closing conditions, the anticipated effective date of the merger is June 3, 2011.
ProLogis expects to declare its second quarter dividend on May 5, 2011, in coordination with AMB as contemplated by the merger agreement.
About ProLogis
ProLogis is the leading global provider of distribution facilities, with more than 435 million square feet of industrial space owned and managed (40 million square meters) in markets across North America, Europe and Asia. The company leases its industrial facilities to more than 3,800 customers, including manufacturers, retailers, transportation companies, third-party logistics providers and other enterprises with large-scale distribution needs. For additional information about the company, go to www.prologis.com.
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Media Contacts	Investor Contact
Krista Shepard	Melissa Marsden
+1 303.567.5907	+1 303.567.5622
kshepard@prologis.com	mmarsden@prologis.com

Suzanne Dawson
Linden Alschuler & Kaplan, Inc.
+1 212.329.1420
+1 908.242.7162 Mobile
sdawson@lakpr.com

The statements above that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which ProLogis operates, management’s beliefs and assumptions made by management, they involve uncertainties that could significantly impact ProLogis’ financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, and (viii) those additional factors discussed in reports filed with the Securities and Exchange Commission by ProLogis under the heading “Risk Factors.” ProLogis undertakes no duty to update any forward-looking statements appearing in this press release.
In connection with the proposed transaction, AMB Property Corporation (“AMB”) has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by AMB and ProLogis with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by AMB with the SEC are available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at (415) 394-9000. Copies of the documents filed by ProLogis with the SEC are available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at (303) 567-5690.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s Annual Report on Form 10-K filed with the SEC on February 18, 2011, as amended on Form 10-K/A filed with the SEC on March 10, 2011 and the definitive proxy statement filed with the SEC on March 23, 2011. You can find information about ProLogis’ executive officers and directors in ProLogis’ Annual Report on Form 10-K filed on February 28, 2011, as amended on Form 10-K/A filed with the SEC on March 28, 2011 and definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and other relevant documents filed with the SEC as and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.